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UNI
SECURITIES AND
13013747
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68604

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2012** (MM/DD/YY) AND ENDING **12/31/2012** (**MM/DD/YY**)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ALGO ENGINEERING EXECUTION SERVICES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
7 WORLD TRADE CENTER, STE 34F
(No. and Street)

New York	NY	1007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexey Goz **212-616-0190**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
MALONEBAILEY, LLP
(Name – if individual, state last, first, middle name)

15 Maiden Lane Ste 1103	New York	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ **Certified Public Accountant**
- ☐ **Public Accountant**
- ☐ **Accountant not resident in United States or any of its possessions.**

KW
3/14

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Alexey Goz**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

ALGO ENGINEERING EXECUTION SERVICES LLC, as

of **DECEMBER 31**, 20 **12**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO & COO

Title

Notary Public

CATHERINE CAPORUSSO
Notary Public, State of New York
No. 01CA7911662
Qualified in Richmond County
Commission Expires 4/30/2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

ALGO ENGINEERING EXECUTION SERVICES, LLC

Statement of Financial Condition

December 31, 2012

ALGO ENGINEERING EXECUTION SERVICES LLC
DECEMBER 31, 2012

TABLE OF CONTENTS

malonebailey LLP
CERTIFIED PUBLIC ACCOUNTING FIRM

INDEPENDENT AUDITOR'S REPORT

To the Member of
ALGO Engineering Execution Services LLC
New York, New York

Report on the Financial Statements

We have audited the accompanying statement of financial condition of ALGO Engineering Execution Services LLC, as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of ALGO Engineering Execution Services LLC, at December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Malone Bailey, LLP

February 27, 2013

10350 Richmond Avenue, Suite 800 · Houston, Texas 77042 · 713.343.4200
15 Maiden Lane, Suite 1002 · New York, New York 10038 · 212.406.7272
Coastal City (West Tower), Hai De San Dao #1502 · Nanshan District, Shenzhen P.R. China 518054 · 86.755.8627.8690
www.malonebailey.com

ALGO ENGINEERING EXECUTION SERVICES LLC

STATEMENT OF ASSETS, LIABILITIES AND MEMBER'S EQUITY

DECEMBER 31, 2012

ASSETS		
Cash and cash equivalents	$	21,528
Due from clearing broker		99,504
Commissions receivable, related party		72,838
Rebates receivable		685
Prepaid expense		660
TOTAL ASSETS	$	195,215
LIABILITIES AND MEMBER'S EQUITY		
Execution fees payable	$	12,109
Accounts payable		12,450
Accrued expenses		3,000
TOTAL LIABILITIES		27,559
Commitments and contingent liabilities		-
Member's equity		167,656
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	195,215

The accompanying notes are an integral part of these financial statements.

ALGO ENGINEERING EXECUTION SERVICES LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Algo Engineering Execution Services LLC, a Delaware limited liability company (the "Company"), formed in March 2010, is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA), and is a member of the NASDAQ (NQX), NYSE-ARCA (ARCA), BATS (BZX & BYX) and Direct Edge (EDGA & EDGX) exchanges.

The Company earns commission income as a broker by introducing and forwarding transactions and accounts of customers to another broker-dealer who carries such accounts on a fully disclosed basis.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Revenue Recognition

Securities transactions and related income and expenses are recorded on a trade date basis.

Recent Accounting Pronouncements

The Company does not expect any recent accounting pronouncements to have any material impact on its financial condition or results of operations.

NOTE 3 – INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the Company's member under a limited liability corporation.

NOTE 4 - AMOUNT RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to the Company's clearing organization, at December 31, 2012, consist of the following:

		Receivable
ABN AMRO Clearing	$	99,504

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1 (8 to 1 for first year broker-dealers), and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company's net capital was $141,816 which was $136,816 in excess of its required net capital of $5,000. The Company's debt to debt-equity ratio was 0.1943 to 1.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company's sole customer is their parent, Algo Engineering LLC (the "Parent"). The client executed trades for the parent on a fully introduced basis through ABN AMRO. The Company invoices a commission based on the expenses incurred for the trade and other operational costs. The Company also reimburses the Parent for a portion of the Parent's office space, staff and communication expenses. During the year ended December 31, 2012 the Parent was charged $ 399,594 for commissions and the Company was charged $21,960 for reimbursable expenses. As of December 31, 2012 the Company is owed $72,838 in commissions and has prepaid $660 in reimbursable expenses to the Parent.

During the year ended December 31, 2012 the Parent contributed an additional $10,350 to the Company.